Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	12 Months Ended June 30,	12 Months Ended December 31,

	2005	2004 (c)	2003 (c)	2002 (c)	2001	2000

Fixed charges, as defined:
Interest on long-term debt	$485	$491	$417	$486	$351	$323
Interest on short-term debt and other interest	32	20	25	70	44	64
Amortization of debt discount, expense and premium - net	8	8	41	25	17	5
Interest on capital lease obligations
charged to expense						4
Estimated interest component of operating rentals	32	34	45	38	36	25
Preferred securities distributions of subsidiaries on a pre-tax basis	5	5	45	79	64	31

Total fixed charges	$562	$558	$573	$698	$512	$452

Earnings, as defined:
Net income (a)	$730	$721	$740	$444	$167	$491
Preferred security dividend requirements	2	2	29	66	52	26
Less undistributed income (loss) of equity method investments	(14)	(13)	(19)	(23)	20	74

	746	736	788	533	199	443
Add:
Income taxes	172	205	180	214	261	294
Amortization of capitalized interest on capital leases						2
Total fixed charges as above (excluding capitalized interest, capitalized interest on capital lease obligations and preferred security distributions of subsidiaries on a pre-tax basis)	552	547	521	598	419	405

Total earnings	$1,470	$1,488	$1,489	$1,345	$879	$1,144

Ratio of earnings to fixed charges	2.6	2.7	2.6	1.9	1.7	2.5

Ratio of earnings to combined fixed charges and preferred stock dividends (b)	2.6	2.7	2.6	1.9	1.7	2.5

(a)	Net income excludes extraordinary item, minority interest, loss from discontinued operations and the cumulative effects of changes in accounting principles.
(b)
PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

(c)	Certain line items have been revised due to the June 2005 sale of the Sundance plant and the related reclassification of prior period operating losses to "Loss from Discontinued Operations."